Via Facsimile and U.S. Mail
Mail Stop 6010

July 27, 2006

Ms. Deborah A. Smeltzer
Vice President, Operations and Chief Financial Officer
Dynavax Technologies Corporation
2929 Seventh Street, Suite 100
Berkeley, CA 94710-2753

>   **Re: Dynavax Technologies Corporation**
>   **Form 10-K/A for the Fiscal Year Ended December 31, 2005-**
>   **Filed April 7, 2006**
>   **File No. 000-50577**

Dear Ms. Smeltzer:

        We have reviewed your filing and have the following comment. Where indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K/A for the Fiscal Year Ended December 31, 2005

1.   Please revise your filing to include the entire Form 10-K in the amended 10-K/A along with the revised certifications. Refer to Question 17 of the Division of Corporation Finance- Sarbanes Oxley Act of 2002- Frequently Asked Questions at: http://www.sec.gov/divisions/corpfin/faqs/soxact2002.htm.

*   *   *   *

        As appropriate, please amend your filing and respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a letter with your response that keys your response to our comment. Detailed letters greatly

Ms. Deborah A. Smeltzer
Dynavax Technologies Corporation
July 27, 2006
Page 2

facilitate our review. You should file the letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that they have provided all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Amy Bruckner, Staff Accountant, at (202) 551-3657 or Mary Mast, Senior Accountant, at (202) 551-3613 if you have questions regarding comments on the financial statements and related matters. In this regard, please do not hesitate to contact me at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant